Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG plans mediation to resolve (legal) disputes

Leverkusen, Germany, September 11, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company” or the “Biofrontera-Group”), an international biopharmaceutical company, today has reached a mutual agreement with Mr. Wilhelm K.T. Zours and Deutsche Balaton AG on the key elements of a mediation agreement. The completion of the mediation agreement is expected today.

Within the framework of the mediation process, which is to commence shortly, an experienced and renowned mediator will be called in to find solutions for the settlement of disputes as well as disagreements on personnel and strategic corporate matters.

Mr. Zours is chairman of the supervisory board and majority shareholder of Deutsche Balaton AG and is as such an indirect major shareholder of the Company. Between the Company on one side and Deutsche Balaton AG together with other companies in which Mr. Zours holds a majority interest on the other side, various legal disputes are pending in Germany and one legal dispute in the USA.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com